

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 16, 2009

John P. Amboian, Principal Executive Officer
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

>   **Re: Nuveen Diversified Commodity Fund**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed September 4, 2009**
>   **File No. 333-130360**

Dear Mr. Amboian:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 of our letter dated August 4, 2006, and will continue to monitor your next amendment for inclusion of audited financial statements. Please be aware that we may need substantial time to review your financial statements prior to the filing of a red herring or the distribution of a preliminary prospectus to potential purchasers.

2.   Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and

rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We may have further comment after we receive your materials.

Cover Page of Registration Statement

3.   Please revise the cover page to reflect your name change. In addition, please update your EDGAR company information to reflect your new name.

4.   We note your disclosure on page 41 that you will pay monthly distributions in terms of a fixed cents per share distribution rate. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 4 and add a separate risk factor to address the specific risks associated with paying a fixed cents per share distribution rate and that the Fund may revise its distribution policy in the future.

Nuveen Diversified Commodity Fund Principal Participants, page iv

5.   Please disclose whether other managing underwriters have been identified at this point. Also revise accordingly the related disclosure on page 1.

Investment Objective, page 2

6.   We note that the TAP Plus program is a rules-based commodity investment strategy. It therefore appears that you have a systematic trading system. Please explain what discretion, if any, the manager uses in deciding which commodities to invest in. Please also add this disclosure to page 23.

Special Risk Considerations, page 4

7.   We note your disclosure that the CFTC has recently withdrawn relief previously granted to Gresham. Please expand you disclosure to discuss the impact this had on the TAP program and the potential impact on the TAP Plus program.

Manager and Subadvisors, page 6

8.   Please clarify whether NCAM and NAM have adopted policies to address potential conflicts.

Break-Even Analysis, page 10

9.   We note your response to comment 4 of our previous letter. In response to our comment, you state that only data for a single offering size will be included only in the final prospectus and not in the preliminary prospectus. We reissue our previous comment. The table should present data based on the actual size of the offering, not an assumed capitalization that differs from the actual. In light of the fact that the offering is intended to be a firm commitment and underwritten offering, it does not appear appropriate to include multiple break-even points in footnote (1). Please revise your disclosure accordingly.

Risk Factors, page 14

Shareholders have limited voting rights …, page 19

10.   We note your disclosure that the fund will terminate and liquidate if the manager is terminated for cause, if it voluntarily withdraws, or if the shareholders vote to remove the managers. However, on page 52, you indicate that shareholders may vote to replace the manager. Please clarify exactly when the shareholders may vote for a new manager and continue the fund. Please ensure that your disclosure is consistent throughout your prospectus.

11.   We note your disclosure that the manager may not be removed except by the affirmative vote of the holders of 66 2/3 % of the outstanding shares. However, on page 52, you state that removal requires the approval of 50% of the shares. Please revise to address this discrepancy.

Composite Performance Capsule …, page 34

12.   We note your disclosure that you have 10 accounts currently traded pursuant to the program as of July 31, 2009. However, we note your other disclosure that you have 2 profitable accounts that are open and 10 losing accounts that have opened. Please revise your disclosure to clarify that you have 12 open accounts that are currently traded pursuant to the program or advise.

13.   Please update your disclosure including Gresham's assets under management.

Investment Policies of the Fund, page 39

Borrowings, page 39

14.   We note that you may borrow up to 5% of the value of the Fund's net assets.
        Please clarify whether this is an actual limit imposed by the trust agreement. If
        not, please clarify that there is no limit on the amount of leverage you may utilize.
        Additionally, please revise your disclosure on page 4 to clarify that there is no
        limit, if applicable.

15.   We note that you intend to establish a standby credit facility with State Street
        Bank and Trust Company ("State Street"). Please clarify whether you have
        received a commitment from State Street to provide you with a credit facility or
        whether you have entered into an agreement with State Street. If you have
        entered into an agreement with State Street, please disclose the material terms of
        the agreement, and file the agreement as an exhibit to the registration statement in
        accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not
        believe you are required to file the agreement.

Distributions, page 41

16.   We note your response to comment 8 of our previous letter. Please revise to
        disclose the potential impact on distributions resulting from fees and expenses
        payable to your Manager. Additionally, please revise to discuss all of the possible
        sources of distribution payments, including the source of any distribution
        payments made before you have acquired your target assets. Please clarify that
        you may use proceeds from offerings.

Management's Discussion and Analysis …, page 47

17.   The disclosure in the introductory narrative of this section should provide insight
        into the material opportunities, challenges, and risks, such as those presented by
        known material trends and uncertainties, on which your executive officers are
        most focused. In addition, it should discuss the actions management will take to
        address these opportunities, challenges, and risks and the performance indicators
        (financial and non-financial) that management will use to manage/assess your
        business and that would be important to investors. For example, please disclose
        the impact of current market conditions on your plans. Additionally, please
        discuss the impact of the CFTC's withdrawal of relief for Gresham regarding
        certain commodities. Please revise your disclosure accordingly. Refer to Release
        No. 33-8350 (Dec. 19, 2003).

<u>Liquidity and Capital Resources, page 48</u>

18.   Please expand your disclosure in this section to discuss the credit facility with
        State Street.

<u>Trust Agreement, page 51</u>

<u>Manager Expenses, page 53</u>

19.   We note that you will reimburse your manager for costs incurred in managing
        your business. Please tell us whether you will reimburse your manager for the
        salaries and benefits to be paid to your named executive officers. If so, please tell
        us what consideration you have given to providing the disclosure required by Item
        402 of Regulation S-K regarding compensation of your named executive officers
        in your next 10-K. Refer to Item 402(a)(2), which requires disclosure of
        compensation paid "by any person for all services rendered in all capacities to the
        registrant."

<u>Part Two: Statement of Additional Information, page 69</u>

20.   Please provide us with support for all quantitative and qualitative business and
        industry data used in this section. We note on pages 77 and 78, without
        limitation, the following examples:

        •   "Over the past several years, expanding global production in countries
                such as China and India has fueled tremendous growth in the broad
                commodities markets. As a result, many investors have sought to take
                advantage of the continuing upward trend in commodity prices by
                investing in the common stocks of companies whose business is
                focused on the production of commodities. Historically, the stocks of
                companies whose sole business is to produce a single commodity, so
                called "pure play" companies, have failed to track the returns of the
                underlying commodities they produce."

        •   "Getting broad exposure to commodity futures is difficult for investors
                for several reasons. For one, few people actively invest in derivatives.
                In addition, commodity futures are short maturity claims on real assets
                that require constant reinvestment and a significant commitment of
                margin funds to maintain exposure to a diversified set of commodity
                futures over the long term. Another important point is that historical
                commodity data is relatively scarce compared to stocks and bonds,
                despite the fact that commodities have been traded in the United States
                for over 100 years. The University of Chicago Center for Research in

Security Prices has no commodity futures data, nor does Ibbotson Associates."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering

Historical Correlation and Supplemental Performance Information, page 77

21.   We note that in charts 1 and 2, you provide a comparison of stocks in the oil and gold industries to the front-month futures contracts in oil and gold. Please tell us why you have chosen to focus solely on these two commodities when you intend to invest in other commodities.

Supplemental Performance Information, page 81

22.   We note your response to comment 15 of our previous letter. In response to our comment, you state that reliable complete publicly-available industry data for the option portion of TAP PLUS prior to July 1994 is not consistently or readily available and that such information may be obtained only by incurring significant costs. However, we note your disclosure that the information presented regarding TAP Plus is derived by retroactively applying the Fund's risk management program to the performance of Dr. Jarecki's TAP account. It is therefore still not clear why the information presented for TAP PLUS is only available through July 1994 while information regarding the TAP program is available through January 1987. Please revise or advise.

Exhibits

23.   Please note that we will need to review your exhibits before we declare the registration statement effective and we may have comments. Therefore, please file all of the exhibits required by Item 601 as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Signatures, page II-4

24.   In your next amendment please include signatures of your principal financial officer, your controller or principal accounting officer and a majority of your trustees or persons performing similar functions. We refer to Instruction 1 to Form S-1.

Sales Literature submitted October 24, 2006

25.   Please tell us whether you still intend to use the free-writing prospectus material submitted to us on October 24, 2006. If so, please update the material to reflect your current offering and provide a revised copy for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Donald S. Weiss, Esq.
        Stacy H. Winick, Esq.
        Fax: (312) 827-8000